UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C

FORM 11-K

{X} ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2014

OR

{ } TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ____________ to ____________

Commission file number 001-34762

First Financial Bancorp. 401(k) Savings Plan
255 East Fifth Street, Suite 700
Cincinnati, OH 45202
(Full title of the plan and the address of the plan)

First Financial Bancorp.
255 East Fifth Street, Suite 700
Cincinnati, OH 45202
(Name and address of principal executive offices of the issuer of the securities)

Financial Statements and Supplemental Schedules

First Financial Bancorp. 401(k) Savings Plan

Years ended December 31, 2014 and 2013
with Report of Independent Registered Public Accounting Firm

First Financial Bancorp. 401(k) Savings Plan

Financial Statements and Supplemental Schedule

Years Ended December 31, 2014 and 2013

Contents

Report of Independent Registered Public Accounting Firm	1

Financial Statements
Statements of Net Assets Available for Benefits	2
Statements of Changes in Net Assets Available for Benefits	3
Notes to Financial Statements	4

Supplemental Schedule	10
Schedule H, line 4i-Schedule of Assets (Held at End of Year)	11

Report of Independent Registered Public Accounting Firm

The Board of Directors and Plan Participants
First Financial Bancorp

We have audited the accompanying statements of net assets available for benefits of First Financial Bancorp. 401(k) Plan as of December 31, 2014 and 2013, and the related statement of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of First Financial Bancorp. 401(k) Plan at December 31, 2014 and 2013, and the changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2014, has been subjected to audit procedures performed in conjunction with the audit of First Financial Bancorp. 401(k) Plan’s financial statements. The information in the supplemental schedules is the responsibility of the Plan’s management. Our audit procedures included determining whether the information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the information, we evaluated whether such information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements as a whole.

                                /s/ Ernst & Young LLP

Cincinnati, Ohio
June 16, 2015

First Financial Bancorp. 401(k) Savings Plan
Statements of Net Assets Available for Benefits

	December 31,
	2014	2013

Assets
Cash and short-term investments	$13,197	$29,637
Investments - at fair value:
First Financial Bancorp. common stock	9,195,761	9,493,302
Common and collective trusts	4,825,157	6,267,880
Mutual funds	44,033,310	42,940,880
Total investments	58,054,228	58,702,062
Receivables:
Interest and dividends	79,192	83,656
Employer contributions	—	132,224
Participant contributions	239,201	197,270
Notes receivable from participants	634,462	—
Total assets	59,020,280	59,144,849

Net assets reflecting investments at fair value	59,020,280	59,144,849

Adjustment from fair value to contract value
for fully benefit-responsive investment contract	(80,654)	(50,205)

Net assets available for benefits	$58,939,626	$59,094,644

See accompanying Notes to Financial Statements.

First Financial Bancorp. 401(k) Savings Plan
Statements of Changes in Net Assets Available for Benefits

	Year Ended December 31,
	2014	2013

Additions:
Investment income:
Net appreciation in fair value of investments	$139,489	$6,665,183
Interest and dividends	3,111,381	2,737,408
	3,250,870	9,402,591
Interest income on notes receivable from participants	16,368	—
Total investment income	3,267,238	9,402,591

Contributions:
Employer	—	2,395,713
Participants	4,875,312	4,606,757
Rollovers	890,710	106,834
Total contributions	5,766,022	7,109,304
Total additions	9,033,260	16,511,895

Deductions:
Benefit payments	(9,103,642)	(9,838,386)
Other deductions	(84,636)	(27,552)
Total deductions	(9,188,278)	(9,865,938)

Net (decrease) increase	(155,018)	6,645,957

Net assets available for benefits beginning of year	59,094,644	52,448,687
Net assets available for benefits end of year	$58,939,626	$59,094,644

See accompanying Notes to Financial Statements.

First Financial Bancorp. 401(k) Savings Plan

Notes to Financial Statements

December 31, 2014

NOTE 1: DESCRIPTION OF THE PLAN

The following brief description of the First Financial Bancorp. 401(k) Savings Plan (the Plan) is provided for general information purposes only. Participants should refer to the summary plan description (the Plan Document) for more information.

First Financial Bancorp. (the Plan Sponsor, the Plan Administrator, or the Company) is the sponsor and administrator of the plan.

General. The Plan is a defined-contribution plan, qualified under Section 401 of the Internal Revenue Code and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). The Plan covers substantially all associates of the Plan Sponsor and affiliates. There is no age requirement to participate in the Plan. The Plan is subject to the provisions of Section 401(k) of the Internal Revenue Code whereby the participants' discretionary contributions would not be reportable as compensation for federal and state income tax purposes. The Plan is a single plan of a controlled group as defined in Code Sections 414(b) and 414(c).

Participating Corporations. The terms of the Plan provide that any corporation that becomes a member of the controlled group may, with consent of the Plan Sponsor, adopt the Plan for those associates which the Plan determines to be eligible.

Funding. Participants may elect to make contributions to the Plan on both a before-tax and/or after-tax basis. Participant contributions may not exceed 50% of a participant's eligible annual compensation on a before-tax basis and are subject to Internal Revenue Service limitations.

Beginning January 1, 2014, employer contributions to the Plan are discretionary based on the Company's performance, up to a maximum of 3% of participants' eligible annual compensation. Employer contributions, if applicable, are determined in the first quarter of the subsequent year. Participants designate where contributions are invested and employer contributions fully vest upon contribution to the Plan. There were no employer contributions made for 2014.

During 2013 employer contributions to the Plan were equal to 100% of the participant's contribution up to the first 3% of the participant's eligible annual compensation on a before-tax basis, and 50% of the participant's contribution on the next 2% of the participant's eligible annual compensation on a before-tax basis, up to a maximum employer contribution of 4%. Participant and employer contributions were invested as designated by the participant and were fully vested upon contribution to the Plan.

Participant Loans. Beginning January 1, 2014, participants may borrow any amount up to the lesser of $50,000 or 50% of their vested account balance. The $50,000 limit is reduced by the participant's highest outstanding loan balance during the preceding 12-month period. The loans are secured by the balance in the participant's account and bear interest at a rate commensurate with local prevailing rates at the date of issuance. Repayment of loans must be made at least quarterly, on an after-tax basis, in level payments of principal and interest over not more than 5 years. If the loan is not repaid, it may be considered in default and a distribution to the participant.

Notes receivable from participants represent participant loans that are recorded at their unpaid principal balance plus any accrued but unpaid interest. Interest income on notes receivable from participants is recorded when earned. Related fees are recorded as administrative expenses and are recorded when incurred.

Benefit Payments. Participants may elect an in-service, non-hardship distribution comprised of the participants' after-tax contributions and rollover accounts as well as the earnings on these accounts. Active participants may withdraw before-tax contributions only if the participant can prove “financial hardship” as defined by the Plan Document. Any distribution of

First Financial Bancorp. 401(k) Savings Plan

Notes to Financial Statements (continued)

before-tax funds results in a six month suspension from participation in the Plan. Earnings on the participants' before-tax contributions are not eligible for distribution prior to termination or retirement.

Active participants, upon or after attainment of age 59 ½, may elect an in-service, non-hardship distribution of all or a portion of their vested account balance.

Benefits are recorded when paid.

Participants' Accounts. Each participant's account is credited with the participant's contributions as well as the Company's matching contributions and allocations of Plan earnings, and is charged with an allocation of administrative expenses. Plan earnings are allocated based on the participants' share of the net earnings or losses of their respective elected investments. Allocations of administrative expenses are based on the participants' account balances, as defined in the Plan Document.

Plan Termination. Although the Plan Sponsor has not expressed any intention to do so, it has the right to discontinue contributions to the Plan at any time and terminate the Plan, subject to provisions set forth in ERISA. In the event of termination, the net assets will be distributed to participants and beneficiaries in proportion to their respective account balances.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation. The accompanying financial statements have been prepared on the accrual basis of accounting.

Risks and Uncertainties. The Plan invests in various investment securities. Investment securities are exposed to risk, such as changes in interest rates, market volatility and credit risk. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits.

Use of Estimates. The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates, assumptions and judgments that affect the amounts reported in the financial statements and accompanying notes. Actual realized amounts could differ materially from those estimates.

Valuation of Investments and Income Recognition. Investments held by the Plan are stated at fair value. Fair value is defined as the price that would be received to sell an asset, or paid to transfer a liability, in an orderly transaction between market participants at the measurement date (an exit price). Security transactions are recorded on the trade date. Interest income is recorded as earned. Dividends are recorded on the ex-dividend date. Net appreciation includes the Plan's gains and losses on investments held during the year. See Note 4 - Fair Value Measurements for further discussion and disclosures related to fair value measurements.

The Invesco Stable Value Retirement Fund invests in fully benefit-responsive investment contracts through a common and collective trust. This fund is recorded at fair value (see Note 4 - Fair Value Measurements); however, since these contracts are fully benefit-responsive, an adjustment is reflected in the statements of net assets available for benefits to present these investments at contract value. Contract value is the relevant measurement attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The contract value represents contributions plus earnings, less participant withdrawals and administrative expenses.

NOTE 3: RECENTLY ADOPTED AND ISSUED ACCOUNTING STANDARDS

In May 2015, the FASB issued an update (ASU 2015-07, Fair Value Measurement-Disclosures for Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent)) that requires investments for which fair value is measured at net asset value per share (or its equivalent) using the practical expedient should not be categorized in the fair value hierarchy.
The provisions in this ASU become effective for interim and annual periods after December 15, 2015. First Financial did not early adopt this standard and does not anticipate this update will have a material impact on its financial statements.

First Financial Bancorp. 401(k) Savings Plan

Notes to Financial Statements (continued)

NOTE 4: INVESTMENTS

The fair value of individual investments that represent five percent or more of the Plan's net assets are as follows:

	December 31,
	2014	2013
Common stock:
First Financial Bancorp. common stock	$9,195,761	$9,493,302
Common and collective trusts:
Invesco Stable Value Retirement Fund (at fair value)*	4,825,157	6,267,880
Mutual funds:
Blackrock S&P 500 Stock Fund	7,480,597	7,191,065
Blackrock Global Allocation Fund, Inc.	6,003,566	6,211,132
Hartford Dividend & Growth Fund	4,975,746	4,443,054
Hartford Small Cap Growth Fund	3,880,054	N/A
JP Morgan Core Plus Bond Fund	3,771,517	N/A
Prudential Jennison Small Company Fund	N/A	4,065,192
Pimco Total Return Fund	N/A	3,832,491

*The contract value of the Plan's investment in the Invesco Stable Value Retirement Fund was $4,744,503 and $6,217,675 at December 31, 2014 and 2013, respectively.

The Plan's investments (including investments purchased, sold and held during the year) appreciated (depreciated) in fair value as follows:

	December 31,
	2014	2013
First Financial Bancorp. common stock	$543,786	$1,632,528
Mutual funds	(404,297)	5,032,655
Net appreciation (depreciation)	$139,489	$6,665,183

NOTE 5: FAIR VALUE MEASUREMENTS

The fair value framework as disclosed in the Fair Value Measurements and Disclosure Topic of FASB ASC Topic 825, Financial Instruments (Fair Value Topic) includes a hierarchy which focuses on prioritizing the inputs used in valuation techniques.  The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1), a lower priority to observable inputs other than quoted prices in active markets for identical assets and liabilities (Level 2) and the lowest priority to unobservable inputs (Level 3).  When determining the fair value measurements for assets and liabilities, the Company looks to active markets to price identical assets or liabilities whenever possible and classifies such items in Level 1.  When identical assets and liabilities are not traded in active markets, the Company looks to observable market data for similar assets and liabilities and classifies such items as Level 2.  Certain assets and liabilities are not actively traded in observable markets and the Company must use alternative techniques, based on unobservable inputs, to determine the fair value and classifies such items as Level 3. The level within the fair value hierarchy is based on the lowest level of input that is significant in the fair value measurement.
The following methods, assumptions and valuation techniques were used by the Company to measure different financial assets and liabilities at fair value and in estimating its fair value disclosures for financial instruments.

First Financial Bancorp. 401(k) Savings Plan

Notes to Financial Statements (continued)

Cash and short-term investments. The carrying amounts reported in the Statements of Net Assets Available for Benefits for cash and short-term investments, such as federal funds sold, approximated the fair value of those instruments. The Company classifies cash and short-term investments in Level 1 of the fair value hierarchy.
Equity securities-common stock. Investments valued at the closing price reported on the active market on which the individual securities are traded.
Common collective trust funds. The Invesco Stable Value Retirement Fund is primarily invested in guaranteed investment contracts and synthetic investment contracts. Participant-directed redemptions have no restrictions; however, the Plan is required to provide a one year redemption notice to liquidate its entire share in the fund. The fair value of this fund has been estimated based on the fair value of the underlying investment contracts in the fund as reported by the issuer of the fund. The fair value differs from the contract value. As previously discussed in Note 2, contract value is the relevant measurement attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.
Mutual funds. Investments that are valued at the net asset value (NAV) of shares held by the Plan at year-end.
The Company utilizes information provided by a third-party investment securities administrator in analyzing the investment securities portfolio in accordance with the fair value hierarchy of the Fair Value Topic.  The administrator’s evaluation of investment security portfolio pricing is performed using a combination of prices and data from other sources, along with internally developed matrix pricing models and assistance from the administrator’s internal fixed income analysts and trading desk.  The administrator’s month-end pricing process includes a series of quality assurance activities where prices are compared to recent market conditions, previous evaluation prices and between the various pricing services.  These processes produce a series of quality assurance reports on which price exceptions are identified, reviewed and where appropriate, securities are repriced.  In the event of a materially different price, the administrator will report the variance as a “price challenge” and review the pricing methodology in detail.  The results of the quality assurance process are incorporated into the selection of pricing providers by the portfolio manager.
The Company reviews the pricing methodologies utilized by the administrator to ensure the fair value determination is consistent with the applicable accounting guidance and that the investments are properly classified in the fair value hierarchy. Further, the Company periodically validates the fair values for a sample of securities in the portfolio by comparing the fair values provided by the administrator to prices from other independent sources for the same or similar securities. The Company analyzes unusual or significant variances, conducts additional research with the administrator, if necessary, and takes appropriate action based on its findings.

First Financial Bancorp. 401(k) Savings Plan

Notes to Financial Statements (continued)

The following tables set forth by level, within the fair value hierarchy, the Plan's assets at fair value as of December 31, 2014 and December 31, 2013, respectively.

	Assets at Fair Value as of December 31, 2014

	Level 1	Level 2	Level 3	Total
Cash and short-term investments	$13,197	$—	$—	$13,197
First Financial Bancorp. common stock	9,195,761	—	—	9,195,761
Common and collective trusts	—	4,825,157	—	4,825,157
Mutual funds:
Fixed income	1,994,048	—	—	1,994,048
U.S. equities	30,413,424	—	—	30,413,424
International equities	11,625,838	—	—	11,625,838
Total assets at fair value	$53,242,268	$4,825,157	$—	$58,067,425

	Assets at Fair Value as of December 31, 2013

	Level 1	Level 2	Level 3	Total
Cash and short-term investments	$29,637	$—	$—	$29,637
First Financial Bancorp. common stock	9,493,302	—	—	9,493,302
Common and collective trusts	—	6,267,880	—	6,267,880
Mutual funds:
Fixed income	5,621,806	—	—	5,621,806
U.S. equities	24,986,609	—	—	24,986,609
International equities	12,332,465	—	—	12,332,465
Total assets at fair value	$52,463,819	$6,267,880	$—	$58,731,699

NOTE 6: INCOME TAX STATUS

The underlying non-standardized prototype plan has received an opinion letter from the Internal Revenue Service (IRS) dated March 31, 2014 stating that the form of the plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and therefore the related trust is tax-exempt. In accordance with Revenue Procedures 2014-06 and 2011-49, the Plan Administrator has determined that it is eligible to, and has chosen to, rely on the current IRS prototype plan opinion letter. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualified status. The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and therefore believes the Plan is qualified and the related trust is tax-exempt.

Accounting principles generally accepted in the United States require plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The Plan Administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2014 and 2013, there were no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan Administrator believes it is no longer subject to income tax examinations for years prior to 2011.

First Financial Bancorp. 401(k) Savings Plan

Notes to Financial Statements (continued)

NOTE 7: TRANSACTIONS WITH PARTIES-IN-INTEREST

Certain administrative and service fees are paid by the Plan Sponsor. The Plan is not charged for administrative services performed on its behalf by the Plan Sponsor.

The Plan invests in the common stock of the Plan Sponsor. These transactions qualify as party-in-interest transactions; however they are exempt from the prohibited transactions rules under ERISA. The Plan received $315,208 and $664,391 in common stock dividends from the Plan Sponsor during 2014 and 2013, respectively.

NOTE 8: RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2014 and 2013 to the Form 5500:

	December 31,
	2014	2013

Net assets available for benefits per the financial statements	$58,939,626	$59,094,644
Add: Adjustment from fair value to contract value
for fully benefit-responsive contracts	80,654	50,205
Less: Amounts allocated to withdraw participant funds	13,009	29,637
Net assets available for benefits per the Form 5500	$59,007,271	$59,115,212

The following is a reconciliation of the net increase in net assets available for benefits per the financial statements to the Form 5500:

Year Ended
December 31, 2014

Net (decrease) increase in net assets available for benefits per the financial statements	$(155,018)
Change in benefits payable to participants	16,628
Change in adjustment from fair value to contract value for fully benefit-responsive investment contracts	30,449
Net income per the Form 5500	$(107,941)

Supplemental Schedule

First Financial Bancorp. 401(k) Savings Plan

EIN 31-1042001/Plan 002

Schedule H, line 4i - Schedule of Assets (Held at End of Year)

December 31, 2014

		Number of	Current
Identity of Issue/Description of Asset		Shares/Units	Fair Value**

Common stock:
	First Financial Bancorp. common stock*	494,662	$9,195,761

Common and collective trusts:
	Invesco Stable Value Retirement Fund	4,744,503	4,825,157

Mutual funds:
	AllianzGI NFJ International Value Fund	101,010	2,167,685
	Blackrock Global Allocation Fund, Inc.	302,142	6,003,566
	Blackrock S&P 500 Stock Fund	30,242	7,480,597
	Columbia Small Cap Core Fund	39,944	752,542
	Dreyfus Opportunistic Mid Cap Value Fund	65,774	2,579,655
	Hartford Dividend & Growth Fund	193,986	4,975,746
	Hartford Small Cap Growth	75,458	3,880,054
	Invesco International Small Company Fund	79,652	1,455,251
	JP Morgan Core Plus Bond Fund	453,307	3,771,517
	JP Morgan US Equity Fund	78,949	1,149,496
	Lazard Emerging Markets Fund	41,004	704,860
	Loomis Sayles Strategic Income Fund	53,162	864,944
	Mainstay Large Cap Growth Fund	110,423	1,155,020
	MFS International Growth	76,779	1,999,336
	Nationwide Mid Cap Market Index Fund	36,551	681,307
	Perkins Small Cap Value Fund	10,829	234,873
	Pimco All Asset All Authority Fund	135,680	1,238,760
	Prudential Jennison Mid Cap Growth Fund	18,748	750,496
	Templeton Global Bond Fund	90,983	1,129,105
	Victory Established Value Fund	31,437	1,058,500
	Total mutual funds		44,033,310
	Total investments		$58,054,228

*	Represents a party-in-interest to the Plan

**	Cost information is not required for participant-directed investments, and therefore, is not included

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has caused this annual report to be signed by the undersigned thereunto duly authorized.

FIRST FINANCIAL BANCORP.
401(k) SAVINGS PLAN

Date: June 16, 2015	By:	/s/ Alisa E. Poe
Alisa E. Poe
Executive Vice President, Chief Talent Officer and
Chief of Staff

/s/ John M. Gavigan
John M. Gavigan
Senior Vice President and Chief Financial Officer